Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2015	2014	2013

NET INCOME
Net income (loss) applicable to common shares for basic earnings per share	$(122,377)	$8,376	$138,805

Net Income (loss) applicable to common shares for diluted earnings per share	$(122,377)	$8,376	$138,805

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,638,215	1,638,215	1,610,571

Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	*	31,097	23,505

Total shares for diluted earnings per share	1,638,215	1,669,312	1,634,076

Basic Earnings Per Common Share	$(.07)	$.01	$.09

Diluted Earnings Per Common Share	$(.07)	$.01	$.08

* Net effect of stock options was antidilutive for the period.